[Letterhead]

Silicon Valley Law Group

February 7, 2006

VIA FEDERAL EXPRESS; FILED VIA EDGAR – CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Mr. John Krug

          Mail Stop 6010

Re:

Enable IPC Corporation

Registration Statement on Form SB-2/A4

File No. 333-125504

Dear Mr. Krug:

On behalf of Enable IPC Corporation, a Delaware corporation (the “Company”), we hereby enclose for filing Amendment No. 4 to the Company’s Registration Statement on Form SB-2 (File No. 333-125504) (the “Registration Statement”) filed with the Commission on February 7, 2006.  The courtesy copy of Amendment No. 4 sent via Federal Express has been marked to indicate the changes made to the Registration Statement to respond to the Staff’s comments relayed by a phone conversation with you on February 6, 2006.   The following changes were requested:

-

update the Table of Ownership in the Principal Stockholders section;

-

resolve certain discrepancies regarding disclosure of the amount of cash the Company had as of September 30, 2005; and

-

add a risk factor from the standpoint of the investor discussing that since there is no minimum amount of Common Stock the Company needs to sell, there is no assurance that any of the monies invested will go towards the Company’s proposed operating plan.

Securities and Exchange Commission

February 7, 2005

Page Two

Please contact the undersigned if you have any questions or require any additional information regarding Amendment No. 4.    While we are not requesting acceleration of effectiveness of the Registration Statement at this time, the Company has requested that if at all possible, it would like the Registration Statement to become effective by February 9, 2006.   If there is anything we can do to expedite the process, please contact me.

Very truly yours,

SILICON VALLEY LAW GROUP

By:/s/ Cathryn S. Gawne

                                                                                  Cathryn S. Gawne, Esq.

cc:

Mr. David A. Walker